# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xilio Therapeutics, Inc., CIK 0001840233
CUSIP: 98422T100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,508,661; sole dispositive power 0; shared dispositive power 3,508,661; aggregate amount beneficially owned 3,508,661 (6.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,508,661; sole dispositive power 0; shared dispositive power 3,508,661; aggregate amount beneficially owned 3,508,661 (6.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,508,661; sole dispositive power 0; shared dispositive power 3,508,661; aggregate amount beneficially owned 3,508,661 (6.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- Frazier Life Sciences Public Overage Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,035,069; sole dispositive power 0; shared dispositive power 1,035,069; aggregate amount beneficially owned 1,035,069 (2% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025 and (ii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLSP Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,035,069; sole dispositive power 0; shared dispositive power 1,035,069; aggregate amount beneficially owned 1,035,069 (2% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025 and (ii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLSP Overage, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,035,069; sole dispositive power 0; shared dispositive power 1,035,069; aggregate amount beneficially owned 1,035,069 (2% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025 and (ii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 144,829; sole dispositive power 0; shared dispositive power 144,829; aggregate amount beneficially owned 144,829 (0.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 144,829; sole dispositive power 0; shared dispositive power 144,829; aggregate amount beneficially owned 144,829 (0.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 144,829; sole dispositive power 0; shared dispositive power 144,829; aggregate amount beneficially owned 144,829 (0.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 385,637; sole dispositive power 0; shared dispositive power 385,637; aggregate amount beneficially owned 385,637 (0.7% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 385,637; sole dispositive power 0; shared dispositive power 385,637; aggregate amount beneficially owned 385,637 (0.7% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 385,637; sole dispositive power 0; shared dispositive power 385,637; aggregate amount beneficially owned 385,637 (0.7% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 672,997; sole dispositive power 0; shared dispositive power 672,997; aggregate amount beneficially owned 672,997 (1.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 672,997; sole dispositive power 0; shared dispositive power 672,997; aggregate amount beneficially owned 672,997 (1.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 672,997; sole dispositive power 0; shared dispositive power 672,997; aggregate amount beneficially owned 672,997 (1.3% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,747,193; sole dispositive power 0; shared dispositive power 5,747,193; aggregate amount beneficially owned 5,747,193 (9.9% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of (i) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (ii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iii) 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iv) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (v) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant pre-funded warrants exercisable within 60 days of June 5, 2025.
  
  FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iv) 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (v) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (vi) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant pre-funded warrants exercisable within 60 days of June 5, 2025.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,747,193; sole dispositive power 0; shared dispositive power 5,747,193; aggregate amount beneficially owned 5,747,193 (9.9% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of (i) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (ii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iii) 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iv) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (v) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant pre-funded warrants exercisable within 60 days of June 5, 2025.
  
  FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (iv) 144,829 shares of Common Stock issuable to Frazier Life Sciences X, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (v) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, (vi) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant pre-funded warrants exercisable within 60 days of June 5, 2025.
- Albert Cha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,543,730; sole dispositive power 0; shared dispositive power 4,543,730; aggregate amount beneficially owned 4,543,730 (8.1% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of (i) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (ii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
  
  FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (iii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- James Brush: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,543,730; sole dispositive power 0; shared dispositive power 4,543,730; aggregate amount beneficially owned 4,543,730 (8.1% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of (i) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (ii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
  
  FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 3,508,661 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (iii) 1,035,069 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025.
- Daniel Estes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,058,634; sole dispositive power 0; shared dispositive power 1,058,634; aggregate amount beneficially owned 1,058,634 (2% of the class)
  Comment: The shares listed in rows 6, 8 and 9 consist of (i) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (ii) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant pre-funded warrants exercisable within 60 days of June 5, 2025.
  
  FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. FHMLS XII, L.P. is the general partner of Frazier Life Sciences XII, L.P. and FHMLS XII, L.L.C. is the general partner of FHMLS XII, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XII, L.P.
  
  The percentage listed in row 11 is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, (ii) 385,637 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to pre-funded warrants exercisable within 60 days of June 5, 2025, and (iii) 672,997 shares of Common Stock issuable to Frazier Life Sciences XII, L.P. pursuant pre-funded warrants exercisable within 60 days of June 5, 2025.

## Item 1. Issuer
Name of issuer: Xilio Therapeutics, Inc.
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, MA, 02451.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P. FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Albert Cha ("Cha")
James Brush ("Brush")
Daniel Estes ("Estes" and together with Topper, Heron, Cha and Brush, the "Members")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship:
Entities: FLSPF - Delaware, U.S.A.
FHMLSP, L.P. - Delaware, U.S.A.
FHMLSP, L.L.C. - Delaware, U.S.A.
FLSPOF - Delaware, U.S.A.
FHMLSP Overage, L.P. - Delaware, U.S.A.
FHMLSP Overage, L.L.C. - Delaware, U.S.A.
FLS X - Delaware, U.S.A.
FHMLS X, L.P. - Delaware, U.S.A.
FHMLS X, L.L.C. - Delaware, U.S.A.
FLS XI - Delaware, U.S.A.
FHMLS XI, L.P. - Delaware, U.S.A.
FHMLS XI, L.L.C. - Delaware, U.S.A.
FLS XII - Delaware, U.S.A.
FHMLS XII, L.P. - Delaware, U.S.A.
FHMLS XII, L.L.C. - Delaware, U.S.A.

Individuals: Topper - United States Citizen
Heron - United States Citizen
Cha - United States Citizen
Brush - United States Citizen
Estes - United States Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of Topper's and Heron's cover pages have been rounded down from 9.99% to 9.9%.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement.

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (06/12/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (06/12/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (06/12/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (06/12/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (06/12/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (06/12/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (06/12/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (06/12/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (06/12/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (06/12/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (06/12/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (06/12/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (06/12/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (06/12/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (06/12/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (06/12/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (06/12/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (06/12/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (06/12/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (06/12/2025)